EXHIBIT 11.1

SCHEDULE OF COMPUTATION OF NET LOSS PER SHARE

                                                         1997         1996
                                                         ----         ----
Net Loss                                              (3,127,979)  (1,763,295)

Weighted average number of common shares equivalent:
Common shares outstanding                              3,541,385    2,161,728

Staff Accounting Bulletin No. 83 issuances
  and grants                                                  --      168,481(1)
                                                      ----------   ----------
      Shares used in per share computations            3,541,385    2,330,209
                                                      ==========   ==========
Net loss per common share                             $    (0.88)  $    (0.76)

(1) These shares of common stock equivalents were included in the calculation even though they produced an antidilutive effect in accordance with SAB 83.